Exhibit 1

Translation of French language original

         DISCLOSURE BY THE DIRECTORS AND EXECUTIVE OFFICERS OF HAVAS SA
                    OF THEIR TRANSACTIONS IN HAVAS SECURITIES
                          DURING THE FIRST HALF OF 2004

-----------------------------------------------------------------------------------------------------------------------------
                                          GROSS FLOWS                                 OPEN POSITIONS
                                    for the half-year period            as of the last day of the half-year period
-----------------------------------------------------------------------------------------------------------------------------
                                  Purchases           Sales                Purchase                      Sale
                                                                          Interests                    Interests
-----------------------------------------------------------------------------------------------------------------------------
Number of directors/                  14                1                     -                            -
executive officers
concerned
-----------------------------------------------------------------------------------------------------------------------------
                                                                       Calls purchased     -          Calls sold         -
                                                                       ------------------------------------------------------
Number of securities               19,878*           33,840            Puts sold      -               Puts purchased      -
                                                                       ------------------------------------------------------
                                                                       Deferred purchases  -          Deferred sales  -
-----------------------------------------------------------------------------------------------------------------------------
Weighted average                     5,03             4,40
price
(euros)
-----------------------------------------------------------------------------------------------------------------------------

* Includes 19,878 shares delivered as partial payment of a portion of the year 2003 directors' fees in Havas shares